[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

May 18, 2007

VIA EDGAR AND FEDERAL EXPRESS

Ms. Jennifer R. Hardy

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 7010

Re:	BWAY Holding Company
Amendment Nos. 1-2 to Registration Statement on Form S-1
Filed April 17, 2007 and May 7, 2007
File No. 333-141174

Dear Ms. Hardy,

This letter sets forth the responses of BWAY Holding Company (the “Company”) to the comments contained in your letter, dated May 15, 2007, relating to Amendment Nos. 1 and 2 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on April 17, 2007 and May 7, 2007, respectively. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 3 as well as two copies of a blacklined version of Amendment No. 3, marked to show changes from Amendment No. 2 to the Registration Statement filed on May 7, 2007.

Summary, page 1

Our Company

1.	In the first sentence, please disclose which products represent 78% of your 2006 sales in which you had the number one market share.

In response to the Staff’s comment, the Company has disclosed that it estimates that it has a number one U.S. market share in plastic pails, steel paint cans, steel specialty cans, ammunition boxes, plastic tight-head containers, and plastic paint bottles and a number one Canadian market share in steel pails and plastic pails. These products together represented approximately 78% of the Company’s fiscal 2006 net sales.

2.	Please disclose the source(s) for your estimate of the general rigid metal and rigid plastic container industry revenues in the second full paragraph.

In response to the Staff’s comment, the Company has disclosed that its estimate of general line rigid metal and rigid plastic container industry revenues is based on management’s knowledge of these industries.

Management Bonus, page 4

3.	Please disclose the basis for or criteria met in connection with the payment of the management bonus and disclose why it is being paid at this time.

In response to the Staff’s comment, the Company has disclosed the basis for the payment of the management bonus and has disclosed why it is being paid at this time.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 34

4.	We note that your retained earnings for the historical period ended April 1, 2007, does not agree with your unaudited consolidated balance sheet on page F-2. Please advise or revise your document.

In response to the Staff’s comment, the Company has revised its “retained earnings” on its unaudited consolidated balance sheet on page F-2 to agree with the historical period ended April 1, 2007.

Management’s Discussion and Analysis, page 47

Quantitative and Qualitative Disclosures About Market Risk – Commodity Risk, page 67

5.	Please revise your document to provide a more robust discussion of your commodity risks, including disclosing any effects this risk has on your financial statements, as well as any trends and uncertainties related to changing commodity prices and availability of raw materials.

In response to Staff’s comment, the Company has revised the disclosure to include a more detailed discussion of its commodity risks, including the effects those risks have on its financial position, results of operations and cash flows, as well as trends and uncertainties related to changing commodity prices and the availability of raw materials.

Critical Accounting Policies, page 70

6.	Please expand your critical accounting policies to include the following information:

•	Stock Based Compensation:

•	A comprehensive discussion of the significant factors, assumptions and methodologies used in determining the fair value of your common stock.

•	Whether the valuation used to determine the fair value of your common stock was contemporaneous or retrospective.

•	If the valuation specialist performing the valuation was a related party, a statement indicating that fact.

In response to the Staff’s comment, the Company has expanded its critical accounting policies to include a section titled “Stock-Based Compensation,” providing a discussion of the significant factors, assumptions and methodologies used in determining the fair value of its common stock. The Company has also disclosed in Amendment No. 3 that the valuation of its common stock is contemporaneous with each grant date and that the valuation specialist assisting the Company in its valuation is not a related party.

Underwriting, page 117

7.	We note your response to comment 26 of our letter dated April 6, 2007. Please revise your disclosure to state that the underwriters have no established criteria to determine whether to consent to the waiver of lock-up restrictions and that any such determination will be subject to the sole discretion of the representatives of the underwriters.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Financial Statements, page F-1

Note 7 – Stock-Based Compensation, page F-13

8.	With respect to options granted during the twelve months prior to April 1, 2007, please expand your disclosure to include the following additional information:

•

For each grant date during the aforementioned time frame, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts).

•	Whether the valuation used to determine the fair value of your common stock was contemporaneous or retrospective.

•	If the valuation specialist performing the valuation was a related party, a statement indicating that fact.

In response to the Staff’s comment, the Company has revised its disclosure to include a table providing for information for options granted during each quarter of the twelve months ended April 1, 2007. Such information consists of: the option exercise price, the fair value of the Company’s common stock, and the intrinsic value, if any, per option with respect to options granted during the twelve months prior to April 1, 2007. The Company has also disclosed in Amendment No. 3 that the valuation of its common stock was contemporaneous with each grant date and that the valuation specialist assisting the Company in its valuation was not a related party.

Closing Comment

9.	Please also review the representations requested on page 7 of our letter dated April 6, 2007, and provide these representations in the form requested.

The Company acknowledges the Staff’s comment, and will provide the representations on page 7 of your letter dated April 6, 2007 in the form requested.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Paul Rodel at (212) 909-6478 or Sharon Han at (212) 909-6550.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Dale Welcome
John Cash
Matt Franker
Securities and Exchange Commission
Kevin C. Kern
Jeffrey M. O’Connell
BWAY Holding Company
Robert E. Buckholz, Jr.
Sullivan & Cromwell LLP

Enclosures

4